[Letterhead of Broadcom Inc.]

September 29, 2022

Via EDGAR

Geoffrey Kruczek
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, D.C.  20549

Re:	Broadcom Inc. Registration Statement on Form S-4 Filed on July 15, 2022 File No. 333-266181 Request for Effectiveness

Dear Mr. Kruczek:

Reference is made to the Registration Statement on Form S-4 (File No. 333-266181) (the “Registration Statement”) filed by Broadcom Inc. (the “Company”) with the U.S. Securities and Exchange Commission on July 15, 2022, as amended on August 26, 2022 and September 16, 2022.

The Company hereby requests that the effective date for the Registration Statement be accelerated to 4:00 p.m., Eastern Time, on October 3, 2022, or as soon as possible thereafter, pursuant to Rule 461 promulgated under the U.S. Securities Act of 1933, as amended.

Please contact Ronald C. Chen of Wachtell, Lipton, Rosen & Katz at (212) 403-1117 or RCChen@wlrk.com with any questions you may have concerning this letter or if you require any additional information.  We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Chen and that such effectiveness also be confirmed in writing.

Sincerely yours,

/s/ Mark Brazeal
Name:	Mark Brazeal
Title:	Chief Legal and Corporate Affairs Officer

cc:
Amy Fliegelman Olli, VMware, Inc.
David C. Karp, Wachtell, Lipton, Rosen & Katz
Ronald C. Chen, Wachtell, Lipton, Rosen & Katz
Viktor Sapezhnikov, Wachtell, Lipton, Rosen & Katz
Barbara L. Becker, Gibson, Dunn & Crutcher LLP
Saee Muzumdar, Gibson, Dunn & Crutcher LLP
Andrew Kaplan, Gibson, Dunn & Crutcher LLP